Exhibit 12.1

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year ended December 31,
	2009		2008		2007		2006		2005

Earnings:
Income from continuing operations before adjustments for noncontrolling interest in consolidated subsidiaries and federal income taxes	$34,450		$271,182		$217,186		$384,473		$463,719
Add: Distributions from equity investees, net of equity in earnings of equity investees	18,445		(6,445)		5,110		4,963		(9,307)
Add: Fixed charges	131,634		145,600		146,510		109,563		115,374
Less: Interest capitalized during the period	(10,759)		(23,801)		(22,564)		(6,911)		(3,885)
Add: Amortization of capitalized interest	1,000		1,000		1,500		1,500		2,500
Total earnings	$174,770		$387,536		$347,742		$493,588		$568,401

Fixed Charges:
Interest expense (a)	$45,125		$57,449		$74,696		$68,652		$89,489
Less: Amounts attributable to early retirement of debt	-		(2,150)		-		-		-
Interest capitalized during the period	10,759		23,801		22,564		6,911		3,885
Interest component of rental expense	75,750		66,500		49,250		34,000		22,000
Total fixed charges	$131,634		$145,600		$146,510		$109,563		$115,374

RATIO OF EARNINGS TO FIXED CHARGES	1.33	x	2.66	x	2.37	x	4.51	x	4.93	x

(a) Interest expense includes amortization of debt expense and any discount or premium related to indebtedness

The ratio of earnings to fixed charges is calculated as income from continuing operations, before provision for income taxes and cumulative effect of accounting changes, where applicable, less net unconsolidated affiliates’ interests, plus fixed charges (excluding capitalized interest), plus amortization of capitalized interest, divided by fixed charges. “Fixed charges” consist of interest expense, capitalized interest, amortization of debt discount, and the interest portion of net rent expense which is deemed to be representative of the interest factor.